EXHIBIT 12.2

PROLOGIS, INC. AND PROLOGIS, L.P.

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK/UNIT DIVIDENDS

(Dollar amounts in thousands)

	Nine Months Ended September 30,	Year Ended December 31,
	2013	2012	2011	2010	2009	2008
Earnings (loss) from continuing operations	$223,429	$(93,202)	$(267,190)	$(1,601,487)	$(368,265)	$(379,095)
Add (Deduct):
Fixed charges	351,005	574,377	531,299	518,399	471,130	556,046
Capitalized interest	(50,105)	(53,397)	(52,651)	(53,661)	(94,205)	(168,782)
Loss (earnings) from unconsolidated entities, net	(59,554)	(31,676)	(59,935)	(23,678)	(28,059)	55,774
Distributed income from equity entities	55,621	34,945	72,976	27,404	63,885	50,042
Income tax expense (benefit)	84,534	3,580	1,776	(30,499)	5,975	68,011

Earnings (loss), as adjusted	$604,930	$434,627	$226,275	$(1,163,522)	$50,461	$181,996

Combined fixed charges and preferred stock/unit dividends:
Interest expense	$292,383	$507,484	$468,072	$461,166	$372,768	$383,781
Capitalized interest	50,105	53,397	52,651	53,661	94,205	168,782
Portion of rents representative of the interest factor	8,517	13,496	10,576	3,572	4,157	3,483

Total fixed charges	351,005	574,377	531,299	518,399	471,130	556,046
Preferred stock/unit dividends	16,256	41,226	34,696	25,424	25,423	25,423

Combined fixed charges and preferred stock/unit dividends	$367,261	$615,603	$565,995	$543,823	$496,553	$581,469

Ratio of earnings (loss), as adjusted, to combined fixed charges and preferred stock/unit dividends	1.6	(a )	(a )	(a )	(a )	(a )

(a)	The loss from continuing operations for 2012, 2011, 2010, 2009 and 2008 includes impairment charges of $269.0 million, $147.7 million, $1.1 billion, $495.2 million, and $595.3 million, respectively, that are discussed in our Annual Report on Form 10-K. Our combined fixed charges and preferred stock/unit dividends exceed our earnings (loss), as adjusted, by $181.0 million, $339.7 million, $1.7 billion, $446.1 million and $399.5 million for the years ended December 31, 2012, 2011, 2010, 2009 and 2008, respectively.